SEC Mail Processing

FEB 19 2025

Washington, DC

25001861

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68674

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intrepid Investment Bankers LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stacey Morin, Director, CFO	310-654-2164	smorin@intrepidib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Stacey Morin, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intrepid Investment Bankers LLC (the "Company"), as of and for the year-ended December 31, 2024, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: Director & CFO

ERICA GUNN
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on

this 13 day of February, 20 25, by
Date *Month* *Year*

(1) Stacey Morin

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ERICA GLNN
Notary Public - California
Los Angeles County
Commission # 2470091
My Comm. Expires Nov 7, 2027

Place Notary Seal and/or Stamp Above

Signature ____________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports Form X-17 A-5 Part III

Document Date: No Date Number of Pages: 2

Signer(s) Other Than Named Above: no other signers

Intrepid Investment Bankers LLC

(SEC ID. NO. 8-68674)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2024 and Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3)

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Senior Management and Member of Intrepid Investment Bankers LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC (the "Company") as of December 31, 2024, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital For Brokers And Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 For The Year Ended December 31, 2024, Computation for Determination of Reserve Requirement For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 For The Year Ended December 31, 2024, and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 For The Year Ended December 31, 2024, (collectively “the supplemental schedules”) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 13, 2025

We have served as the Company's auditor since 2019.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 75,538,956
Accounts receivable	1,798,482
Premises and equipment - Net	7,868
Due from parent - Net	1,190
Other assets	540,289
TOTAL ASSETS	$ 77,886,785

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expense and other liabilities	$ 3,412,349
Due to affiliate - Net	4,561,924
Deferred revenue	692,727
Operating lease liability	7,580
TOTAL LIABILITIES	8,674,580
Member's equity	69,212,205
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 77,886,785

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES:	
Advisory fees	$ 63,903,691
Interest and dividends	3,549,066
Total revenues	67,452,757
EXPENSES:	
Compensation expenses	$ 45,717,252
Occupancy and equipment	3,124,780
Management fees	2,533,467
Referral fees	1,848,000
Outside services	1,414,419
Travel and business development	1,092,952
Advertising	985,781
Market and data	466,775
Regulatory fees	445,714
Other expenses	686,236
Total expenses	58,315,376
NET INCOME	$ 9,137,381

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Member's Equity
BALANCE — January 1, 2024	$ 60,335,241
Compensation - Restricted Stock units	136,431
Restricted stock units vested	(396,848)
Net Income	9,137,381
BALANCE — December 31, 2024	$ 69,212,205

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 9,137,381
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,408
Compensation - Restricted Stock units expense	136,431
Change in operating assets:	
Accounts receivable	(1,208,982)
Other assets	7,343
Due from parent - net	116,172
Change in operating liabilities:	
Due to affiliate - net	1,013,081
Accounts payable, accrued expense and other liabilities	(125,648)
Deferred revenue	(731,364)
Net cash provided by operating activities	8,346,822
CASH FLOWS FROM INVESTING ACTIVITIES:	
CASH FLOWS FROM FINANCING ACTIVITIES:	
Restricted stock units vested	(396,848)
Net cash used in financing activities	(396,848)
NET DECREASE IN CASH AND CASH EQUIVALENTS	7,949,974
CASH AND CASH EQUIVALENTS — Beginning of year	67,588,982
CASH AND CASH EQUIVALENTS — End of year	$ 75,538,956

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Intrepid Investment Bankers LLC (the "Company" or "Intrepid") is a U.S. broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"). The Company arranges mergers and acquisitions, raises private institutional capital and provides other financial advisory services. The Company is a licensed broker-dealer registered with the Financial Industry Regulatory Authority under the Securities Exchange Act of 1934.

The Company is a limited liability company that is a wholly-owned subsidiary of MUFG Americas Holdings Corporation (the "Parent" or "MUAH"). MUAH is owned by MUFG Bank, Ltd. (the "Affiliate" or "MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank is a wholly-owned subsidiary of MUFG.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. Significant estimates and assumptions generally include compensation and litigation.

Cash and Cash Equivalents —The Company defines cash equivalents as short-term, highly-liquid investments with original maturities of three months or less at the time of purchase, including money market mutual funds. At December 31, 2024, Cash and cash equivalents consisted of cash and money market funds. There are no restricted cash balances recorded as of December 31, 2024.

Fair Value — Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value. The Company has an established and documented process for determining fair value for financial assets and liabilities that are measured at fair value on either a recurring or a nonrecurring basis. In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market derived or market based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three level hierarchy as defined by US GAAP. The Company's money market mutual funds are classified as Level I in the fair value hierarchy due to the fact that they are short-term and highly liquid. As of December 31, 2024, the money market funds balance is $74.6 million.

Accounts Receivable — Accounts Receivable of $1.8 million are client obligations due under normal transaction. The Company reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company evaluates the collectability of its accounts receivable and adequacy of the allowance for doubtful accounts based upon historical experience and any specific customer financial difficulties of which the Company becomes aware. In cases where management is aware of circumstances that may impair a customer's ability to meet its financial obligations, management records a specific allowance against amounts due and reduces the receivable to the amount the Company believes will be collected. For all other customers, the Company maintains an allowance that considers the total receivables outstanding, historical collection rates and economic trends. As of December 31, 2024, one client accounted for $0.9 million and one client accounted for $0.3 million, each representing more than 10% of total accounts receivable. Accounts are written off when all efforts to collect have been exhausted. There was no such allowance required and no amount written off as of December 31, 2024.

As of December 31, 2024, accounts receivables from customers were as follows:

Beginning Balance 1/1/2024	$ 589,500
Receivables booked	12,551,698
Amounts collected	(11,342,716)
Ending Balance 12/31/2024	$ 1,798,482

Due from Parent — Net — Primarily consists of 3rd party invoices processed by Accounts Payable. The Company settles with the Parent on a monthly basis.

Due to Affiliate — Net — Primarily consists of salary expense, commission, rent allocation, management fees, and operating expenses payable to the Affiliate. The Company settles with the Affiliate on a monthly basis.

Income Taxes —The Company is a single-member limited liability company that is treated as a disregarded entity for U.S. tax purposes and is ultimately wholly owned by the Parent. The income or loss attributable to the Company's operations are reported in the income tax return of the Parent and no provision for income taxes has been recorded in the accompanying financial statements. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement.

Revenues from contracts with customers – The Company provides advisory services on mergers and acquisitions (M&A), restructurings, and capital raising. Revenue is recognized from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's contracts with customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price, and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Revenues are recognized over time as the performance obligations are satisfied or the contract is terminated.

Contingent Fees – The Company recognized contingent fees of $57.5 million for the year ended December 31, 2024, of which $28 million related to performance obligations that were partially satisfied in prior periods. Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. This requires management to make judgments that affect the timing of revenue

recognition. However, the recognition of contingent fees is constrained until substantially all services have been provided, specified conditions have been met and it is probable that a revenue reversal will not occur in a future period.

Retainer Fees – The Company recognized retainer fees of $5.5 million for the year ended December 31, 2024. The non-refundable retainer fees are due as specified in the Engagement Agreement. Retainer fees are recognized on a systematic basis over the estimated period when the related services are performed. Retainer fees received from clients prior to recognizing revenue are reflected as deferred revenue in the accompanying statement of financial condition.

During the year ended December 31, 2024, one client accounted for advisory fee of $9.2 million and one client accounted for advisory fee of $7.5 million, each representing more than 10% of total revenue.

As of December 31, 2024, revenue from customers were as follows:

Contingent fees	$	57,515,732
Retainer fees		5,535,174
Reimbursable expenses		852,785
	$	**63,903,691**

Management Fees – Management fees are paid to the Affiliate under the terms of a master service agreement for the use of certain shared resources such as administrative, legal, and human resource services and are based on the total costs of services plus an agreed-upon markup.

Premises and equipment – Net – are carried at cost, less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the furniture, fixtures and equipment.

	Cost	**Accumulated depreciation**	**Net cost**	**Depreciation expense**	**Useful life**
Furniture, fixtures, equipment	$ 643,629	$ 643,341	$ 288	$ 944	3 to 5 yrs
Others	$ 91,222	$ 91,222	$ 0	$ 1,464	3 to 5 yrs

	ROU lease asset	**ROU lease amortization**	**Net cost**	**Rent expense**	**ROU lease term**
Right of use asset (copier)	$ 63,381	$ 55,801	$ 7,580	$ 16,071	59 mths

3. RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2024-03 on November 4, 2024, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU requires disaggregation of certain expense captions into specific categories in disclosures within the footnotes to the financial statements. Disaggregation disclosure provides detailed information about expenses to help understanding an entity's performance, assessing an entity's prospects for future cash flows, and comparing an entity's performance over time and with that of other entities. ASU 2024-03 is effective for all PBEs for fiscal years beginning after December 15, 2026.

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07 on November 27, 2023, which requires public entities with a single reporting segment to provide the same disclosures as entities with multiple segments. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. Entities with a single reportable segment must apply all the ASU's disclosure requirements as well as all existing segment disclosure and reconciliation requirements in ASC 280. Entities must provide Chief Operating Decision Maker ("CODM") related disclosures on an annual basis, including disclosure of the CODM's title and position, as well as an explanation of how the CODM uses the reported measures and other disclosures. The Company adopted ASU 2023-07 on reportable segment disclosures in 2024, see Footnote 6 – Reportable Segment Disclosures.

4. RELATED-PARTY TRANSACTIONS

At December 31, 2024, the Company had cash of $0.3 million deposited in non-interest-bearing checking account with the Affiliate.

Based on a reimbursement agreement, the Company reimburses the Affiliate for various business services paid for by the Affiliate, which includes all direct expenses related to the operation of the Company. Such expenses for the year ended December 31, 2024, were $45.7 million for Salaries, incentives and employee benefits, $3.1 million for occupancy and equipment, $1 million for outside services, $1.1 million for travel and business development, $1 million for advertising expenses, $0.5 million for market and data expenses, and $0.7 million for all other expenses. Other expenses include communications, dues and membership, software license expenses, and other operating expenses. At December 31, 2024, the Company had $4.6 million Due to the Affiliate for such expenses paid for by the Affiliate.

Management fees are paid to the Affiliate for the use of certain shared resources such as administrative, legal, and human resources services. In consideration for the services provided, the Company pays the Affiliate based on the master service agreement. For the year ended December 31, 2024, total management fees incurred from the Affiliate were $2.5 million.

Eligible employees of the Company are awarded restricted stock unit ("RSU") grants under the MUAH Stock Bonus Plan ("MUAH Plan"). The RSUs are settled in American Depositary Receipts ("ADRs"), representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon vesting of the RSUs, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market. Awards generally vest pro-rata on each anniversary of the grant date and become fully vested 35 months from the grant date, provided the employee has completed the specified continuous service requirement. The Company recognizes compensation expense on RSU grants ratably over the vesting period for non-retirement eligible employees based on the grant-date fair value of MUFG ADRs, with a corresponding increase to Member's Equity. Member's Equity is charged based on the purchase price of the shares. The Company's total expense for RSU grants included in compensation expenses during the year ended December 31, 2024 was $0.1 million.

The Company provides eligible employees with retirement benefits under a defined benefit plan sponsored by the Affiliate. Plan assets and obligations are recognized by the Affiliate. The Company recognizes an allocated amount of expense based on the Affiliate's annual pension expense, which is included in compensation expenses in the statement of operations.

The Affiliate also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The employer matching contribution is 100% on the first 3% of eligible compensation an employee contributes and 50% on the next 2% of eligible compensation.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $0.25 million or 2% of aggregate debit balances. At December 31, 2024, the Company had net capital of $65.1 million which was $64.8 million in excess of the required $0.25 million.

6. REPORTABLE SEGMENT DISCLOSURES

The Company is engaged in a single line of business as a U.S broker-dealer, providing advisory services on mergers and acquisitions, restructurings, and capital raising. The Company has identified the senior executive committee that includes the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer as the Chief Operating Decision Makers ("CODM"). The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company, and the CODM is regularly provided with the Company's expenses as noted on the Statement of Operations. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. RISK

Credit - The Company performs continuous credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts and reduces the receivables to the amount the Company believes will be collected. As of and for the year ended December 31, 2024, there were no customers in default.

Litigation – The Company can be named in legal actions arising in the ordinary course of business. As of December 31, 2024, the Company is defending against a case regarding contractual obligations. Management believes that the likelihood of an unfavorable outcome is not probable and the potential range of loss, if any, is not estimable at this time. Accordingly, no provision has been made in the financial statements regarding this matter.

8. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosure and/or adjustment resulting from subsequent events through the date this financial statement was available to be issued. Management found no subsequent events to be disclosed or adjusted.

* * * * * *

INTREPID INVESTMENT BANKERS LLC

Schedule H

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2024

Total member's equity from statement of financial condition	$ 69,212,205
NONALLOWABLE ASSETS	
Cash held with Affiliate	316,551
Premises and equipment - Net	288
Due from parent	1,190
Other assets	2,338,771
Total	2,656,800
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	66,555,405
HAIRCUTS ON SECURITIES	1,492,832
NET CAPITAL	65,062,573
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 64,812,573

There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2024 Form X-17A-5, Part IIA FOCUS report filed on January 17, 2025.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2024

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services. There were no material differences between the above statement and the Company's corresponding unaudited December 31, 2024 FOCUS report filed on January 17, 2025.

INTREPID INVESTMENT BANKERS LLC

Schedule M

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2024

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services. There were no material differences between the above statement and the Company's corresponding unaudited December 31, 2024 FOCUS report filed on January 17, 2025.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Senior Management and Member of Intrepid Investment Bankers LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Intrepid Investment Bankers, LLC. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the Company and SIPC (the "specified parties") in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness, or the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the attestation standards established by the American Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte + Touche LLP

February 13, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
INTREPID INVESTMENT BANKERS LLC	8-68674

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 67,452,757.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 67,452,757.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 852,785.00	

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 852,785.00

SEC Mail Processing
FEB 19 2025
Washington, DC

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 66,599,972.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 99,899.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 47,057.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 47,057.00		
	d Add lines 11a through 11c		$ 47,057.00	
12	**LESSER** of line 10 or 11d.			$ 47,057.00
13	a Amount from line 8		$ 99,899.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 47,057.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 52,842.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 52,842.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-68674	DEA: FINRA	2024	Dec

MEMBER NAME INTREPID INVESTMENT BANKERS LLC
MAILING ADDRESS 11755 WILSHIRE BLVD., SUITE 2150 AND 2200
LOS ANGELES, CA 90025

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

INTREPID INVESTMENT BANKERS LLC	Stacey Morin
(Name of SIPC Member)	(Authorized Signatory)
2/12/2025	smorin@intrepidib.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Intrepid

SEC Mail Processing

FEB 19 2025

Washington, DC

INTREPID INVESTMENT BANKERS LLC

EXEMPTION REPORT
DECEMBER 31, 2024

Intrepid Investment Bankers LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers,; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Stacey Morin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Intrepid Investment Bankers LLC

By: ______________________________

Stacey Morin – Chief Financial Officer

February 13th, 2025

____

Date

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Senior Management and Member of Intrepid Investment Bankers LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which Intrepid Investment Bankers LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2024, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

February 13, 2025